

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

<u>Via Secure E-mail</u>
Mr. David Lissy
Chief Executive Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue South
Watertown, Massachusetts 02472

> **Re:** **Bright Horizons Family Solutions Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted August 30, 2012**
> **CIK No. 0001060559**

Dear Mr. Lissy:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

3. Please include all information that is not subject to Rule 430A, including the number of shares and a bona fide estimate of the range of the maximum offering price for the shares. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

Prospectus Cover Page

5. Please disclose in the second sentence the number of shares that the selling shareholders are offering.

Market and Other Industry Data, page ii

6. Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus. Please also remove the language from this section that "information may prove to be inaccurate" and "market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable" as such statements imply that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Our Company, page 1

7. Disclosure on pages 1-6 of the prospectus summary repeats information contained on pages 61-68 of the Business section. Please shorten the prospectus summary. See Note 4 to Rule 421(b) of Regulation C, Item 503(a), and instruction to Item 503(a) of Regulation S-K.

8. Please revise to provide a more balanced discussion of your business, including the specific risks that you face. For example, where you discuss revenues and adjusted EBITDA on pages 1 and 5, also discuss your net income (loss) from 2001 through 2011.

9. Please reconcile the information in your website and prospectus so that material information about your company is consistent. For example, under the "About Us" page of your website, you state that "Bright Horizons Family Solutions is the *world's leading provider* of employer-sponsored child care, early education, and work/life solutions." However, in this section of the prospectus, you state that you "are *a leading provider* of high-quality child care and early education services as well as other services designed to

help employers and families better address the challenges of work and life." On the same
website page you state that you have more than 90 Fortune 500 clients, but on page 1 of
the prospectus you state you have more than 130 Fortune 500 clients.

Risk Factors, page 15

10. All material risks should be described in the risk factors section. If risks are not deemed
material, you should not reference them. Please revise the fourth sentence of the first
paragraph relating to unidentified risks.

Management's Discussion and Analysis . . . , page 41
Results of Operations, page 48

11. Please revise to include detailed discussions analyzing the cost of services for each period
presented. Your discussions should also include analysis of your operations along the
lines of reportable segments. Please ensure to quantify the effect of each causal factor
that you cite for material changes in your financial statements. Your revised variance
analysis should fully explain the changes between periods. Refer to Item 303 of
Regulation S-K and SEC Release No. 33-8350

Debt, page 56
Senior Credit Facilities, page 56

12. We note your disclosure in the first paragraph of this section regarding the amounts
outstanding on your senior credit facilities. In the interest of enhancing your disclosure,
please also disclose the amount outstanding on your Series C term loans here.

Competition, page 74

13. We note that you do not discuss financial resources, name recognition or the possibility
that your competitors may not be required to comply with certain regulations in your
disclosure in this section, despite briefly discussing them in your second risk factor on
page 20. Please revise here to discuss these factors and to provide more fulsome
disclosure regarding your competitive disadvantages with respect to your competitors.

Management, page 78

14. We note from your disclosure under Description of Capital Stock on page 105 that your
governing documents will provide for a classified board of directors. Please revise the
table in this section to state the expected term of office of each director, as required by
item 401(a) of Regulation S-K.

15. We note your disclosure on page 87 regarding Ms. Mason receiving compensation in her
capacity as an employee, but not as director or Chairman. Please revise your description

of Ms. Mason's business experience to fully describe her employment within the past five years. See Item 401(e) of Regulation S-K.

16. We note your reference to Mr. Brown serving as a director of the Company since its inception in 2008. It appears you may have intended to refer to 1998 as disclosed in your description of Ms. Tocio's business experience. Please revise or advise.

17. Please revise your disclosure of Mr. Bekenstein's, Mr. Hitch's, Mr. Humphrey's, Ms. Kondracke's and Ms. Lawrence-Lightfoot's business experience to clarify the start and end dates for the positions they held during the past five years. For example, include the month and year in which Mr. Bekenstein and Mr. Hitch became Managing Directors and Mr. Humphrey became Principal at Bain Capital Partners, LLC and such other positions they held in the past five years. Also, clarify when Ms. Kondracke commenced her position with America's Promise Alliance, when Ms. Lawrence-Lightfoot served in her position with the Catherine T. MacArthur Foundation and when Ms. Lawrence-Lightfoot commenced her position at Berklee College of Music. See Item 401(e) of Regulation S-K.

Executive Compensation, page 82
Elements of Executive Compensation, page 82
Equity Awards, page 83

18. We note your disclosure that your stock option awards will "only fully vest and become exercisable if there is a change of control of the Company or an initial public offering." Please reconcile this disclosure with your disclosure in the footnotes on page 85, which suggest other means by which the stock options may fully vest.

19. Please revise to describe the reasons why Ms. Boland was the only named executive officer to receive an option grant during fiscal 2011.

2011 Director Compensation, page 87

20. We note your disclosure in the last paragraph of this section that the directors affiliated with your sponsor will not be compensated for their future board service. Please also disclose whether such directors received any compensation in 2011.

Related Party Transactions, page 94
Stockholders Agreement, page 94

21. Please describe the material terms of the stockholders agreement. See Item 404(a) of Regulation S-K.

Management Agreement, page 95

22. Please quantify the amounts paid under the management agreement, including transaction fees and expense reimbursements, during the current fiscal year and 2009, 2010, and 2011, as required by Item 404(a)(3) of Regulation S-K and instruction 1 to Item 404.

Principal and Selling Stockholders, page 102

23. In the table under the "Shares Owned Before the Offering" column, please disclose for each beneficial owner the number of Class A and Class L shares held by such owner.

Financial Statements
General

24. Please note the updating requirements of Rule 3-12(g) of Regulation S-X.

Consolidated Statement of Operations, page F-4

25. We reviewed your determination of Net loss available to common shareholders disclosed in Note 13 - Earnings per Share on page F-38. It appears to us that such disclosures relating to the accretion of Class L preferences should be reported on the face of the income statement in accordance with SAB Topic 6B. Please revise or tell us why such presentation is not required.

16. Segment and Geographic Information, page F-42

26. Please revise to include information relating to segment assets and other disclosures required by FASB ASC 280-10-50-22 or tell us why it is not required.

Huntyard Limited

27. Please revise to include the financial statements for the latest required interim period that precedes the acquisition (i.e. March 31, 2012) and the corresponding interim period of the preceding year as required by Article 3-05 of Regulation S-X.

Part II, page II-1
Exhibits, page II-4

28. We note that you have a number of exhibits yet to be submitted with your confidential draft registration statement. Please note that we will need sufficient time to review the legal opinion and other exhibits, and that we may have additional comments based upon these exhibits once submitted.

29. We note that Exhibit 10.18 is missing exhibits and schedules. Please file this exhibit in its entirety with your amended registration statement.

30. Please file the stockholders agreement, registration rights agreement, management agreement and any amendments to such documents, as described under Related Party Transactions starting on page 94, as exhibits to the registration statement.

31. Please file documents related to your recent acquisition of Huntyard Limited as exhibits to the registration statement or advise us why you believe it is unnecessary under Item 601 of Regulation S-K.

Undertakings, page II-6

32. Please provide the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

- If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director